KEVCORP SERVICES, INC.

11247 Alta Peak Road

South Jordan, UT 84095

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

DECEMBER 6, 2005

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Kevcorp Services, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the transactions contemplated by the Agreement and Plan of Reorganization discussed below under “Change of Control” will be completed.  At that time:

•

Pursuant to an Agreement and Plan of Reorganization by and among the Company, American Hyperbaric, Inc., a Florida corporation ("AHI") and the shareholders of AHI ("Shareholders"), the Company will cancel 16,296,050 currently issued and outstanding shares and issue 141,000,000 restricted shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of common stock of AHI; and

•

Kevin Kirch, the director of the Company, will resign and Dr. Phil Forman, John DeNobile and Dr. John Capotorto will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the Agreement and Plan of Reorganization.

Because of the change in the composition of the Company’s board of directors and the exchange of securities pursuant to the Agreement and Plan of Reorganization, there will be a change in control of the Company on the date the transactions are completed.

As of December 6, 2005, the Company had issued and outstanding 25,296,050 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held.  Each share of common stock is entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of the Agreement and Plan of Reorganization and contains certain biographical and other information concerning the Company’s executive officers and directors after completion of the transactions under the reorganization agreement.

CHANGE OF CONTROL

The Company has entered into an Agreement and Plan of Reorganization with AHI and the shareholders of AHI, pursuant to which the Company will cancel 16,296,050 currently issued and outstanding shares of the Company’s common stock and issue 141,000,000 restricted shares of common stock of the in exchange for 100% of the issued and outstanding shares of common stock of AHI; and

The Agreement and Plan of Reorganization also provides that Kevin Kirch, the director of the Company, will resign and Dr. Phil Forman, John DeNobile and Dr. John Capotorto will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the Agreement and Plan of Reorganization.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 6, 2005 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock prior to the closing of the securities purchase agreement and plan of reorganization, (ii) those persons or groups known to beneficially own more than 5% of the Company’s common stock on and after the closing of the Agreement and Plan of Reorganization, (iii) each current director and each person that will become a director upon the closing of the Agreement and Plan of Reorganization, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the closing of the Agreement and Plan of Reorganization as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.  The business address of the current director, Kevin Kirch is 11247 Alta Peak Road, South Jordan, UT 84095.

The business address of Dr. Phil Forman, John DeNobile and Dr. John Capotorto is 32 Elm Place, Rye, NY 10580.

	Before Closing of Agreement and Plan of Reorganization(1)		After Closing of Agreement and Plan of Reorganization(2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Kevin Kirch	19,900,000	79%	3,603,950	0.24%

Dr. Phil Forman	-0-	0%	22,000,000	14.7%

John DeNobile	-0-	0%	22,502,420	15.0%

Dr. John Capotorto	-0-	0%	22,000,000	14.7%

All executive officers and directors as a group (one person prior to and three people following the consummation of the Agreement and Plan of Reorganization)	19,900,000	79%	70,106,370	46.7%

____

Elise Trust 32 Elm Place, Rye, NY 10580.	-0-	0%	22,000,000	14.7%

_________________

(1)

Based on 25,296,050 outstanding on December 6, 2005.

(2)

Based on 150,000,000 shares of the Company’s common stock projected to be outstanding following the closing of the transactions contemplated by Agreement and Plan of Reorganization.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the transaction under the Agreement and Plan of Reorganization following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the Company’s board of directors will be reconstituted and fixed at three directors.  On that date, Kevin Kirch, the sole director of the Company, will resign and Dr. Phil Forman, John DeNobile and Dr. John Capotorto will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the Agreement and Plan of Reorganization.  The following tables set forth information regarding the Company’s current executive officers, directors and key employees and the Company’s proposed executive officers and directors after completing the transaction under the Agreement and Plan of Reorganization.

Each member of the Company’s board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

Name	Age	Position
Kevin Kirch	45	Sole Director and President, Secretary & Treasurer

Kevin Kirch.  Prior to becoming an officer and Director of this Company, Kevin Kirch has had multi-disciplined professional expertise which stems from running his own business named Kirch-Co, as a managing engineer in the building, development, and construction industry from March 1987 through August 2000. In his position as President and CEO of this company he has facilitated the start-up marketing, accounting, financial reporting and daily operation of an entrepreneurial business, which has provided project development and management services through-out the Western United States.  Additionally, as CEO of Kirch-Co. Mr. Kirch has provided management services for local and national corporate clients, while developing interpersonal networks to expedite contract demands. He has expertise in analyzing feasibility studies with long-term investment planning for capital projects, as well as responsibility for stewardship of schedules, budgets, and reporting. Mr. Kirch has served many times in his position at Kirch-Co. as a key liaison for planned residential developments with supporting infrastructure, and utilities management.

Executive Officers and Directors After the Closing of the Share Purchase Agreement

Name	Age	Position
Dr. Phil Forman	47	Director
John DeNobile	32	Director, President, Secretary & Treasurer
Dr. John Capotorto	46	Director

Phillip Forman, DPM, has been the Medical Director of the New York Hyperbaric, the predecessor to American Hyperbaric, Inc., since 2001 and, since July, 2005, has been the Chief Executive Officer of American Hyperbaric, Inc.  Prior to joining New York Hyperbaric, he was a private practitioner.  He received his Doctor degree of Podiatric Medicine from the Pennsylvania College of Podiatric Medicine.  His degree is a Diplomate, American Board of Podiatric Surgery.  His academic appointments include Podiatric Attending, Staten Island University Hospital and Associate Director, Residency Program, Staten Island University Hospital.  Dr. Forman has extensive experience in wound care.  He has participated in numerous clinical trials involving diabetic foot infections, novel antibiotics and new biopharmaceuticals for problem and non-healing wounds of the lower extremities.  He has participated in trials with Merck & Co., Inc., Pharmacia, OrthoBiotech, Novartis/Organogenesis, Johnson & Johnson, Monsanto, Ortho-McNiel, Alpha Therapeutics and Ortec International.  In addition to his clinical trial participation, Dr. Forman has several research projects underway involving Osteomyelitis and Vascular Disease in patients with Diabetes.

John DeNobile, founded American Hyperbaric in May 2005. From April 2002 through May, 2005, Mr. DeNobile invested in real estate development projects, from pre-construction through rental phase, as well as acting as a consultant to emerging companies. From 1995 through April 2002, Mr. DeNobile was a licensed stock broker at Winchester Investment Securities, Inc.

John V. Capotorto, M.D., MBA, was the Chief Medical Director of New York Hyperbaric, the predecessor to American Hyperbaric, Inc., since 2001 and, since July, 2005, has been the Vice President of American Hyperbaric, Inc.  Prior to joining New York Hyperbaric, he was an attending physician in Adult and Pediatric Endocrinology and was a clinical assistant professor at SUNY HSCB since 1996.  He holds board certification in Internal Medicine, Pediatrics, Adult and Pediatric Endocrinology and Metabolism, and is accredited in Hyperbaric Medicine.  Additionally, he is the Medical Director of the Diabetes Treatment Center at Staten Island University Hospital and has extensive experience in both wound care and hyperbaric medicine.  Born in Brooklyn, NY, Dr. Capotorto graduated from Vassar College in 1981 and then moved to Italy with his family where he studied Medicine at the University of Bologna.  He returned to New York where he completed a combined medical and pediatric internship and residency.  Dr. Capotorto traveled to Boston where he was a Research Fellow in Islet Cell Transplantation at the Joslin Diabetes Center and a clinical fellow in Adult and Pediatric Endocrinology at both the Joslin Diabetes Center and Children’s Hospital, part of the Harvard Medical School system.  In addition to his medical training, Dr. Capotorto has completed an Executive MBA program at the Baruch College.  He is a member of the Beta Gamma Sigma Honor Society and has used his combined medical and business knowledge towards developing and opening comprehensive Hyperbaric and Wound Care Centers.

Board of Directors’ Meetings and Committees

During the fiscal year ending June 30, 2005, the Company’s board of directors has taken one (1) action by written consent.  The Company’s entire board participated in each action. The Company does not have standing nominating, audit or compensation committees.

Director Compensation

The directors currently are not compensated for serving as members of the Company’s board of directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC.  These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file.  To the Company’s knowledge, for the fiscal year ended June 30, 2005, no person who is an officer, director or beneficial owner of more than 10% of the Company’s common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation

There was no compensation paid to any executive officer of the Company during the fiscal years ended June 30, 2004 and 2005.

KEVCORP SERVICES, INC.

Dated: December 7, 2005

4